[Quest Resource Corporation Letterhead]


April 25, 2006
                                                                FILED VIA EDGAR
U.S. Securities and Exchange Commission
Filing Desk
Judiciary Plaza, Room 5506
100 F Street, N.E.
Washington, D.C.  20549-0505

      Re:  Quest Resource Corporation - CIK No. 0000775351
           Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-1
           File No. 333-130259

Ladies and Gentlemen:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for the withdrawal by Quest Resource Corporation (the "Registrant") of Post-Effective Amendment No. 1 (the "Amendment") to its Registration Statement on Form S-1, which was filed on April 3, 2006 (Accession Number 0001014108-06-000075).

      The Amendment had been submitted to update the Registration Statement for information that was included in the Registrant's Annual Report on Form 10-K for the period ended December 31, 2005, as filed with the SEC on March 31, 2006. Subsequent to the filing of the Amendment with the SEC and before it became effective, the Registrant became eligible to use Form S-3 and therefore filed a registration statement on Form S-3 (File No. 333-130259), relying on Rule 429 of the 1933 Act. As a result, the new Form S-3 registration statement will act as a post-effective amendment to the first registration statement, and therefore, the Amendment has been superseded by the filing of the new Form S-3 registration statement and is no longer necessary. The staff of the Division of Corporate Finance has requested that the Registrant withdraw the Amendment.

      No securities were sold in connection with the Amendment.

      The Registrant requests that, in accordance with the provisions of Rule 477 under the 1933 Act, the SEC accept this application for withdrawal of the Amendment.



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      Please direct any questions or comments to this filing to me at (405)
488-1304 or Patrick Respeliers, Esq. at (816) 691-2411.

                               Sincerely,

                               QUEST RESOURCE CORPORATION

                               /s/ Jerry D. Cash

                               Jerry D. Cash, Chief Executive Officer